Canada Goose Reports Third Quarter Fiscal 2024 Results
Revenue increased 6% year-over-year to $609.9 million
Reported net income of $131.4 million
Adjusted EBIT6 of $207.2 million

Toronto - Feb 1, 2024 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS), a global performance luxury and lifestyle brand, announced today financial results for the third quarter of fiscal 2024, which ended December 31, 2023, and an updated outlook for fiscal 2024. All amounts are in Canadian dollars unless otherwise indicated.
“Our third quarter results were in line with our guidance, highlighted by progress across our strategic priorities, including robust growth in the Asia Pacific region, increased revenue across categories, with particular strength in apparel, the delivery of elevated experiences across all touch points, and increased efficiencies driven by our transformation initiatives,” said Dani Reiss, Chairman and CEO of Canada Goose. “While we continue to operate in a challenging consumer spending environment, we are encouraged by our holiday performance, which saw record traffic levels and strong revenue generated during key consumer moments. We remain confident in our strategy and our ability to capitalize on the unique heritage of our iconic, luxury brand to deliver long-term profitable growth.”

Third Quarter Fiscal 2024 Financial Highlights1:
▪Total revenue increased 6% to $609.9m compared to the prior year period, up 5% on a constant currency basis2.
•DTC revenue grew 14% to $514.0m, up 14% on a constant currency basis2, driven by growth of in-store retail sales. Sales from DTC channels increased as part of the total revenue mix to 84% from 78% in the same reporting period last year. DTC comparable sales3 decreased 1.6% year-over-year due to lower e-commerce sales, partially offset by higher comparable in-store sales compared to the same period in the prior year.

•Wholesale revenue decreased (28)% or (30)% on a constant currency basis2 primarily due to a planned lower order book value resulting from lower orders from existing customers, compared to the same period in the prior year, and the ongoing streamlining of wholesale relationships as we optimize for greater DTC sales. In addition, we estimated higher returns from our wholesale partners as we proactively manage our inventory.

•Revenue grew by 62% year-over-year in Asia Pacific with higher sales across all channels. Revenue was down (26)% in EMEA4 and (14)% in North America year-over-year primarily due to the decline in e-commerce and wholesale revenue, partially offset by contribution from new stores.

▪Gross profit grew 8% to $449.7m, compared to the prior year period. Gross margin for the quarter expanded to 73.7% compared to 72.2% in the third quarter of fiscal 2023, primarily due to pricing, partially offset by higher product costs due to input cost inflation.

1 Comparisons to third quarter ended January 1, 2023.
2 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
3 DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
4 EMEA comprises Europe, the Middle East, Africa, and Latin America.

▪Selling, general and administrative (SG&A)5 expenses were $250.9m, compared to $225.7m in the prior year period. The increase in SG&A was primarily due to our expanded retail network and set-up costs related to our Transformation Program.

▪Operating lncome5 was $198.8m, compared to $190.7m in the prior year period. The increase in operating income was attributable to higher gross profit, partially offset by higher SG&A costs.

▪Adjusted EBIT5,6 was $207.2m, compared to $197.1m in the prior year period.

▪Net Income attributable to shareholders was $130.6m, or $1.29 per diluted share, compared with a net income attributable to shareholders of $134.9m, or $1.28 per diluted share in the prior year period.

▪Adjusted net income to shareholders6,7was $138.6m, or $1.37 per diluted share, compared with an adjusted net income of $134.5m, or $1.27 per diluted share in the prior year period.

Revenue By Segment

	Third quarter ended		$ Change			% Change
CAD $ millions	December 31, 2023	January 1, 2023	As reported	Foreign exchange impact	In constant currency[7]	As reported	In constant currency[7]
DTC	514.0	450.2	63.8	(1.1)	62.7	14.2%	13.9%
Wholesale	81.8	114.4	(32.6)	(1.3)	(33.9)	(28.5)%	(29.6)%
Other	14.1	12.1	2.0	—	2.0	16.5%	16.5%
Total revenue	609.9	576.7	33.2	(2.4)	30.8	5.8%	5.3%
Revenue by Geography

	Third quarter ended		$ Change			% Change
CAD $ millions	December 31, 2023	January 1, 2023	As reported	Foreign exchange impact	In constant currency[7]	As reported	In constant currency[7]
Canada	94.9	109.2	(14.3)	—	(14.3)	(13.1)%	(13.1)%
United States	157.5	182.8	(25.3)	(3.3)	(28.6)	(13.8)%	(15.6)%
North America	252.4	292.0	(39.6)	(3.3)	(42.9)	(13.6)%	(14.7)%
Asia Pacific	270.7	167.6	103.1	2.3	105.4	61.5%	62.9%
EMEA	86.8	117.1	(30.3)	(1.4)	(31.7)	(25.9)%	(27.1)%
Total revenue	609.9	576.7	33.2	(2.4)	30.8	5.8%	5.3%

Balance Sheet Highlights

Inventory of $478.4m for the third quarter ended December 31, 2023, was relatively flat compared to the third quarter ended January 1, 2023.

During the third quarter of fiscal 2024, the Company repurchased 3,609,932 subordinate voting shares under its normal course issuer bid (the “NCIB) for a total cash consideration of $56.6M, ending the quarter with a cash balance of $154.3m, compared with $344.2m at third quarter ended January 1, 2023.

The Company renewed its NCIB in the third quarter of fiscal 2024, providing for the purchase for cancellation of up to 4,980,505 subordinate voting shares over the 12-month period commencing on November 22, 2023 and ending
5 Certain comparative figures have been reclassified to conform with current year presentation. Foreign exchange gains and losses related to the term loan, net of hedging, which were presented in SG&A expenses in the third quarter ended January 1, 2023, are now reflected in the presentation of net interest, finance and other costs.
6 Adjusted EBIT and adjusted net income attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net income per basic and diluted share attributable to the shareholders of the Company is a non-IFRS financial ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
7 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

on November 21, 2024, representing approximately 10% of subordinate voting shares comprising the public float determined in accordance with the requirements of the Toronto Stock Exchange as at November 10, 2023.

Third Quarter Fiscal 2024 Business Highlights

During the third quarter, Canada Goose continued to engage and drive brand desirability with consumers globally through the holiday shopping season through elevated shopping experiences, product collaborations, and a stylish and functional product assortment. Notable business highlights from our third quarter included the following:

▪Driving consumer-focused growth
•Launched our second collaboration with BAPE, which has been the fastest selling collaboration year-to-date in fiscal 2024. We also executed collaborations with Pyer Moss, Concepts, OVO, Giants of Africa and the Shoe Surgeon to drive brand heat.
•Delivered a strong Black Friday long holiday shopping weekend, with record store traffic and a more than 40% increase in revenue over the comparable holiday shopping period in 2022.
•Expanded our travel retail footprint, entering South Korea, following the opening of the travel retail store in Frankfurt in the second quarter of fiscal 2024.

▪Building the DTC network
•Opened two permanent stores, in New Jersey's American Dream mall, and in Kobe, Japan, and converted one temporary store to permanent in New York City, bringing the total permanent store count to 65 at the end of the third quarter of fiscal 2024. In January, we opened a permanent store in Nanjing, China.

▪Product expansion
•Non-Heavyweight Down category grew year-over-year in the third quarter of fiscal 2024, expanding its share of revenue within the overall mix. Within non-Heavyweight Down, apparel was our fastest growing category, increasing across all key markets.
•Acquired Paola Confectii, a manufacturing partner in luxury knitwear, marking our first European manufacturing facility. This acquisition supports the company’s strategic objective of expanding existing categories by deepening in-house product expertise.

Fiscal 2024 Full Year and Q4 Outlook8

The outlook that follows supersedes all prior financial outlook statements made by Canada Goose, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Canada Goose’s control. Please see "Forward-looking Statements" below for more information.

Based on quarter-to-date trends, Canada Goose expects the following for fourth quarter fiscal 2024:

•Total revenue between $310m and $330m.
•Non-IFRS adjusted EBIT between $14m and $27m.
•Non-IFRS adjusted net income per diluted share between $0.02 and $0.13.

8The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, it is unable to provide a reconciliation of the non-IFRS measures included in its fiscal 2024 guidance.

For fiscal 2024, we expect:

•Total revenue between $1.285b and $1.305b, compared to previous guidance of $1.2b to $1.4b.
•Non-IFRS adjusted EBIT between $146m and $158m, representing a margin of between 11% and 12%, compared to previous guidance of non-IFRS adjusted EBIT of $135m to $225m, representing a margin of 11% to 16%.
•Non-IFRS adjusted net income per diluted share between $0.82 and $0.92, compared to previous guidance of $0.60 to $1.40.

Our outlook now includes the following assumptions:

•DTC revenue as a percentage of total revenue of approximately 70%, representing a low-single-digit decrease to a low-single-digit increase in year-over-year DTC comparable sales growth, and continued channel expansion.
•Wholesale revenue growth to decrease by a high-teens percentage rate year-over-year, reflective of the continued editing of our wholesale door count, returns from wholesale partners, revised re-order expectations, and expansion of our retail store network.
•Gross margin as a percentage of total revenue to be in the high 60s, with DTC and wholesale gross margins in the mid 70s and low 50s, respectively.
•Three permanent stores planned in the fourth quarter, bringing the total permanent store count to 68 at the end of the fiscal year.
•SG&A expense to grow at a mid-teens percentage rate on a year-over-year basis due to a larger DTC network and operating cost base, moderated by cost savings initiatives, including approximately $15m in savings from the Transformation Program in fiscal 2024.
•Effective tax rate in the high teens as a percentage of income before taxes for fiscal 2024.
•Weighted average diluted shares outstanding of 101.7m for fiscal 2024, reflecting share buy backs executed year-to-date and assumed dilution effective of outstanding share-based payments.

Conference Call Information

The Company will host the conference call at 8:30 a.m. Eastern Standard Time on February 1, 2024. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/127600489. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our fiscal 2024 full year and fourth quarter financial outlook, the execution of our proposed strategy, and our operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2024 full year and fourth quarter financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended April 2, 2023. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Third quarter ended		Three quarters ended
	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
		Reclassified		Reclassified
	$	$	$	$

Revenue	609.9	576.7	975.8	923.8
Cost of sales	160.2	160.3	291.4	298.9
Gross profit	449.7	416.4	684.4	624.9
Selling, general & administrative expenses	250.9	225.7	583.0	494.9
Operating income	198.8	190.7	101.4	130.0
Net interest, finance and other costs	14.8	2.4	42.9	31.9
Income before income taxes	184.0	188.3	58.5	98.1
Income tax expense	52.6	50.8	8.0	19.2
Net income	131.4	137.5	50.5	78.9

Attributable to:
Shareholders of the Company	130.6	134.9	53.4	75.8
Non-controlling interest	0.8	2.6	(2.9)	3.1
Net income	131.4	137.5	50.5	78.9

Earnings per share attributable to shareholders of the Company
Basic	$1.30	$1.28	$0.52	$0.72
Diluted	$1.29	$1.28	$0.52	$0.72

Condensed Consolidated Interim Statements of Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

	Third quarter ended		Three quarters ended
	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
	$	$	$	$
Net income	131.4	137.5	50.5	78.9

Other comprehensive (loss) income
Items that will not be reclassified to earnings, net of tax:
Actuarial (loss) gain on post-employment obligation	(0.1)	—	(0.3)	1.0
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain	6.7	22.5	0.2	10.7
Net (loss) gain on derivatives designated as cash flow hedges	(7.5)	(4.6)	(1.5)	4.5
Reclassification of net loss (gain) on cash flow hedges to income	0.1	3.4	(0.9)	4.9
Other comprehensive (loss) income	(0.8)	21.3	(2.5)	21.1
Comprehensive income	130.6	158.8	48.0	100.0

Attributable to:
Shareholders of the Company	129.7	156.6	51.6	96.9
Non-controlling interest	0.9	2.2	(3.6)	3.1
Comprehensive income	130.6	158.8	48.0	100.0

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	December 31, 2023	January 1, 2023	April 2, 2023
Assets	$	$	$
Current assets
Cash	154.3	344.2	286.5
Trade receivables	144.5	120.9	50.9
Inventories	478.4	482.0	472.6
Income taxes receivable	8.1	5.7	0.9
Other current assets	61.0	58.3	52.3
Total current assets	846.3	1,011.1	863.2

Deferred income taxes	90.3	67.7	67.5
Property, plant and equipment	177.2	128.5	156.0
Intangible assets	132.1	132.9	135.1
Right-of-use assets	272.7	275.6	291.8
Goodwill	76.5	65.0	63.9
Other long-term assets	6.8	22.2	12.5
Total assets	1,601.9	1,703.0	1,590.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	268.8	262.0	195.6
Provisions	55.0	46.6	21.6
Income taxes payable	14.5	31.8	31.5
Short-term borrowings	38.7	52.4	27.6
Current portion of lease liabilities	76.4	66.6	76.1
Total current liabilities	453.4	459.4	352.4

Provisions	37.2	36.7	36.5
Deferred income taxes	13.6	22.2	16.4
Revolving Facility	—	—	—
Term Loan	381.0	393.4	391.6
Lease liabilities	244.9	250.3	258.7
Other long-term liabilities	70.9	42.9	56.9
Total liabilities	1,201.0	1,204.9	1,112.5

Equity
Equity attributable to shareholders of the Company	396.5	484.1	469.5
Non-controlling interests	4.4	14.0	8.0
Total equity	400.9	498.1	477.5
Total liabilities and equity	1,601.9	1,703.0	1,590.0

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

	Third quarter ended		Three quarters ended
	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
	$	$	$	$
Operating activities
Net income	131.4	137.5	50.5	78.9
Items not affecting cash:
Depreciation and amortization	32.2	27.0	92.0	79.2
Income tax expense	52.6	50.8	8.0	19.2
Interest expense	11.8	8.7	32.1	24.9
Foreign exchange (gain) loss	(1.4)	(14.9)	(1.9)	4.3
Loss (gain) on disposal of assets	0.1	—	0.1	(0.1)
Share-based payment	4.3	4.2	11.5	11.2
Remeasurement of put option	4.9	(0.5)	15.7	1.2
Remeasurement of contingent consideration	(1.9)	(2.2)	(4.9)	(5.9)
	234.0	210.6	203.1	212.9
Changes in non-cash operating items	134.0	154.6	(32.2)	(48.1)
Income taxes paid	(7.6)	(5.6)	(56.6)	(31.9)
Interest paid	(12.1)	(8.6)	(32.5)	(23.6)
Net cash from operating activities	348.3	351.0	81.8	109.3
Investing activities
Purchase of property, plant and equipment	(15.1)	(12.6)	(46.3)	(22.9)
Investment in intangible assets	(0.2)	(0.2)	(0.7)	(0.9)
Initial direct costs of right-of-use assets	—	—	(0.4)	(0.4)
Net cash (outlfow) inflow from business combination	(12.3)	—	(12.3)	2.8
Net cash used in investing activities	(27.6)	(12.8)	(59.7)	(21.4)
Financing activities
Mainland China Facilities (repayments) borrowings	(38.2)	(8.4)	(0.5)	15.7
Japan Facility (repayments) borrowings	(3.7)	3.4	11.7	13.1
Term Loan repayments	(1.0)	(1.0)	(3.0)	(3.0)
Revolving Facility repayments	(86.3)	(55.9)	—	(0.5)
Transaction costs on financing activities	0.1	—	(0.2)	—
Normal course issuer bid purchase of subordinate voting shares	(54.3)	(16.1)	(111.7)	(16.1)
Principal payments on lease liabilities	(21.0)	(17.2)	(49.7)	(44.5)
Issuance of shares	—	—	0.1	—
Net cash used in financing activities	(204.4)	(95.2)	(153.3)	(35.3)
Effects of foreign currency exchange rate changes on cash	0.5	4.1	(1.0)	3.9
Increase (decrease) in cash	116.8	247.1	(132.2)	56.5
Cash, beginning of period	37.5	97.1	286.5	287.7
Cash, end of period	154.3	344.2	154.3	344.2

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net income attributable to shareholders of the Company and adjusted net income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A for the third quarter of fiscal 2024 under “Non-IFRS Financial Measures and Other Specified Financial Measures. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” and, in the case of constant currency revenue, under “Revenue”.
This press release also includes DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the term loan, net of hedging, are now reflected in the presentation of net interest, finance and other costs, which was previously presented in SG&A expenses. Comparable periods have been reclassified to reflect this change.

	Third quarter ended		Three quarters ended
CAD $ millions	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Net income	131.4	137.5	50.5	78.9
Add (deduct) the impact of:
Income tax expense	52.6	50.8	8.0	19.2
Net interest, finance and other costs	14.8	2.4	42.9	31.9
Operating income	198.8	190.7	101.4	130.0
Net temporary store closure costs (a)	—	0.8	—	3.2
Head office transition costs (c)	—	1.5	0.8	4.7
Japan Joint Venture costs (e)	2.3	4.1	2.4	8.3
Strategic initiatives (g)	5.6	—	21.1	—
Net corporate restructuring costs (h)	—	—	5.5	—
Legal proceeding costs (i)	—	—	—	2.2
Paola Confectii Earn-Out costs (k)	0.5	—	0.5	—
Other (l)	—	—	—	(0.9)
Total adjustments	8.4	6.4	30.3	17.5
Adjusted EBIT	207.2	197.1	131.7	147.5
Adjusted EBIT margin	34.0%	34.2%	13.5%	16.0%

	Third quarter ended		Three quarters ended
CAD $ millions	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Net income	131.4	137.5	50.5	78.9
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	0.8	—	3.3
Head office transition costs (c) (d)	—	2.0	1.2	5.9
Japan Joint Venture costs (e)	2.3	4.1	2.4	8.3
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (f)	3.0	(2.7)	10.8	(4.7)
Strategic initiatives (g)	5.6	—	21.1	—
Net corporate restructuring costs (h)	—	—	5.5	—
Legal proceeding costs (i)	—	—	—	2.2
Unrealized foreign exchange loss (gain) on Term Loan Facility (j)	0.5	(3.6)	—	11.7
Paola Confectii Earn-Out costs (k)	0.5	—	0.5	—
Other (l)	—	—	—	(0.9)
	11.9	0.6	41.5	25.8
Tax effect of adjustments	(1.3)	(0.3)	(6.2)	(4.3)
Deferred tax adjustment (m)	—	—	(0.5)	—
Adjusted net income	142.0	137.8	85.3	100.4
Adjusted net income attributable to non-controlling interest (n)	(3.4)	(3.3)	(3.6)	(4.4)
Adjusted net income attributable to shareholders of the Company	138.6	134.5	81.7	96.0

Weighted average number of shares outstanding
Basic	100,253,473	105,146,788	102,144,232	105,238,509
Diluted	101,308,836	105,668,608	103,125,365	105,778,351
Adjusted net income per basic share attributable to shareholders of the Company	$1.38	$1.28	$0.80	$0.91
Adjusted net income per diluted share attributable to shareholders of the Company	$1.37	$1.27	$0.79	$0.91
(a)Net temporary store closure costs of $nil and $nil were incurred in the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - $0.8m and $3.2m, respectively).
(b)Net temporary store closure costs incurred in (a) as well as $nil and $nil of interest expense on lease liabilities for temporary store closures for the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - less than $0.1m and $0.1m, respectively).
(c)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(d)Corporate head office transition costs incurred in (c) as well as $nil and $0.4m of interest expense on lease liabilities for the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - $0.5m and $1.2m, respectively).
(e)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(f)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded a loss of $3.0m and $10.8m on fair value remeasurement of the contingent consideration and put option during the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - gain of $(2.7)m and $(4.7)m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of income.

(g)Consultancy fees incurred in connection with our Transformation Program.
(h)Corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce as part of our Transformation Program.
(i)Costs for legal proceeding fees including for the defence of class action lawsuits.
(j)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.
(k)Remuneration recognized for the Earn-Out related to the formation of the new subsidiary Paola Confectii.
(l)Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(m)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(n)Calculated as net income (loss) attributable to non-controlling interest within the Interim Financial Statements of $0.8m and $(2.9)m plus $2.6m and $6.5m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended December 31, 2023, respectively. Net income (loss) attributable to non-controlling interest within the Interim Financial Statements of $2.6m and $3.1m plus $0.7m and $1.3m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended January 1, 2023, respectively.